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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ________________

                                 SCHEDULE 14D-1
                             Tender Offer Statement
       Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                               (Amendment No.31)
                               _________________

                                    HEI, Inc.
                           (Name of Subject Company)
                              _________________

                              FANT INDUSTRIES INC.
                                   (Bidder)

                     COMMON STOCK, PAR VALUE $0.05 PER SHARE
             (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)
                                ______________

                                   404160103
                      (CUSIP Number of Class of Securities)
                                _____________

                                 ANTHONY J. FANT
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              FANT INDUSTRIES INC.
                              2154 HIGHLAND AVENUE
                              BIRMINGHAM, AL 35205
                            TELEPHONE: (205) 933-1030
     (Name, Address and Telephone Number of Persons Authorized to Receive
                Notices and Communications on Behalf of Bidder)

                                   Copies To:

                              MICHAEL A. KING, ESQ.
                                BROWN & WOOD LLP
                             ONE WORLD TRADE CENTER
                             NEW YORK, NY 10048-0557
                            TELEPHONE: (212) 839-5546
                               _______________

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     Fant  Industries  Inc.  hereby  amends and  supplements  its Tender Offer
Statement on Schedule 14D-1 (the "Statement") filed with the Securities and Exchange Commission on March 10, 1998 relating to its offer to purchase 11.5% of the outstanding shares of common stock, par value $0.05 per share, of HEI, Inc., a Minnesota corporation (together with the associated common stock purchase rights), as set forth in this Amendment No.31.

ITEM 11)  MATERIAL TO BE FILED AS EXHIBITS.

Item 11 is hereby amended to add the following:

(a) (50) Press release, dated August 3, 1998.

(a) (51) Press release, dated August 3, 1998.




                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 3, 1998

                                    FANT INDUSTRIES INC.


                                    By:/s/ Anthony J. Fant
                                       --------------------
                                       Anthony J. Fant
                                       President and Chief Executive Officer
                                       Fant Industries Inc.



                                       /s/ Anthony J. Fant
                                       ---------------------
                                        Anthony J. Fant